UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________

FORM 11-K
____________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission File Number 001-03970

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, PA 17011
Telephone (717) 763-7064

Harsco Retirement Savings
and Investment Plan

Financial Statements as of December 31, 2021 and 2020 and for the Year Ended December 31, 2021 and Supplemental Schedule as of December 31, 2021

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of	2
December 31, 2021 and 2020

Statement of Changes in Net Assets Available for Benefits	3
For the Year Ended December 31, 2021

Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2021 *	10

Signatures	11

Exhibit Index	12

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the Harsco Retirement Savings and Investment Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Harsco Retirement Savings and Investment Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020 and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2019.
Kingston, NH
June 23, 2022

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)	December 31 2021	December 31 2020

ASSETS
Investments, at fair value	$191,364	$173,655
Plan interest in Harsco Master Trust	7,623	9,908
Total investments	198,987	183,563

Receivables:
Employer contributions	101	93
Participant contributions	197	176
Notes receivable from participants	1,650	1,508
Total receivables	1,948	1,777

Net assets available for benefits	$200,935	$185,340

The accompanying notes are an integral part of the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2021

(In thousands)
Additions:
Contributions:
Participants	$6,373
Employer	3,051
Rollovers	915
Total contributions	10,339

Interest income on notes receivable from participants	75

Investment income:
Net appreciation in fair value of investments	12,680
Net depreciation in Plan interest in Harsco Master Trust (Note 3)	(484)
Dividend income	15,355
Total net investment gain	27,551

Net additions	37,965

Deductions:
Benefits paid to participants	22,253
Administrative expenses	206
Total deductions	22,459

Net increase	15,506

Net transfer in due to employee classification change (Note 1)	89

Net assets available for benefits
Beginning of Year	185,340
End of Year	$200,935
5

The accompanying notes are an integral part of the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

1.    Plan Description

The following description of the Harsco Retirement Savings and Investment Plan (the “Plan”) provides only an abbreviated summary of the general provisions of the Plan. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees. The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), as amended, and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC").

All U.S. salaried employees and non-union hourly employees (including officers), who are employed by Harsco Corporation (“the Company”) or any eligible subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company and who are not participants in the Harsco Corporation Savings Plan, are deemed "Eligible Employees.”

Throughout the year, employees may be transferred to various positions within the Company, which may result in a transfer between various retirement plans sponsored by the Company. Transfers between various Company retirement plans may also occur as Plan amendments are adopted to permit additional or restrict existing groups of Company employees participating in the Plan. These are shown as “Net transfer in due to employee classification change” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

New eligible employees are automatically enrolled in the Plan at a pre-tax savings rate of 3% via payroll deductions with contributions being directed to a designated target date fund based on the participant's current age and a retirement age of 65. Employees have the option to opt out of this Plan or to contribute an amount different than the automatic contribution amount, and/or to invest in funds other than the Plan's default fund that are available within the Plan investment options. Effective January 1, 2021, participants not benefiting from the full employer match will be enrolled in an auto-increase of 1% per year until the participant meets the percentage to receive the full employer match. Employees have the option to opt out of this auto-increase.

Participants may contribute up to 75% of their annual compensation received as an employee, as defined in the Plan and subject to IRC limitations. Participant contributions may be made on a pretax basis, or participants may elect to make contributions on an after-tax basis or on an after-tax "Roth" basis, subject to limitations outlined in the Plan. Participants who are at least age 50 may make an additional "catch-up" contribution subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan ("rollover" contributions), subject to certain requirements. The Company makes matching contributions equal to 100% of the first 3% of such participant's contributions and 50% of the next 2% of each Participant's contributions.

The Company may make a discretionary contribution to the Plan in an amount determined by the Company's Board of Directors. Employer discretionary contributions are allocated to the accounts of eligible participants in the proportion that each eligible participant's compensation bears to the aggregate compensation of all eligible participants who are entitled to an allocation of the Company discretionary contribution for that Plan year. The Company made no discretionary contributions for the Plan year ended December 31, 2021.

Participant Accounts

Each participant's account is credited with the participant's contributions and employer matching contributions, as well as allocations of any discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and matched pre-tax contributions and matched after-tax contributions to the Plan. Participants are 100% vested in the Company's discretionary contributions after three years of credited service. Participants are also 100% vested upon death, disability or the attainment of normal retirement age. For amounts transferred to this Plan from the Harsco Corporation Savings Plan, a participant is vested in the Company's discretionary contributions after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. No more than one loan may be outstanding at anytime. Interest rates on outstanding loans, based on the prime rate plus one percent, ranged from 4.25% to 6.50% at December 31, 2021, with maturity dates ranging from 2022 to 2036. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options: to receive a lump-sum amount equal to the value of the participant's vested interest in their account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than 15 years.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from "hardship," as defined in the Plan document. A participant may also request a withdrawal from after-tax and rollover funds at any time.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Administration

Plan participants pay investment management, recordkeeping and audit fees related to maintaining the Plan as a whole. Loan setup fees and withdrawal fees are paid by the participant. Purchases and sales of the Company's Common Stock are assessed a commission per share, which is paid by the participant. This fee is $0.02 per share. Investment related expenses are included in Net appreciation of the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan's Investment Committee determines the Plan's investment options utilizing information provided by the investment advisers and custodians. See Note 4, Fair Value Measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Net appreciation of the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as unrealized gains and losses on investments held at year end.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future employer contributions, pay plan expenses or restore accounts, as directed by the Plan Administrator. In 2021, no forfeitures were used to offset employer contributions and $7 thousand of forfeitures were used to offset expenses. Unallocated forfeitures at December 31, 2021 and 2020 were $37 thousand and $33 thousand, respectively.

Subsequent Events

The Company and the Plan have performed an evaluation of events subsequent to December 31, 2021 and through the date of financial statement issuance which would require adjustment to or additional disclosure in the financial statements. No events were identified.

3.    Master Trust

A portion of the Plan's investments are in the Harsco Savings Plan Stock Fund ("Master Trust"), which was established for the investment of assets of the Plan and another retirement plan sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Wells Fargo Bank, N.A. The value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At December 31, 2021 and 2020, the Plan's interest in the net assets of the Master Trust was 62.11% and 64.68%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the amount of the time the plan's assets were invested in the Master Trust.

The following table presents the net assets in the Master Trust.

	December 31, 2021		December 31, 2020
(In thousands)	Plan	Master Trust	Plan	Master Trust
Harsco Corporation common stock	$7,482	$12,046	$9,761	$15,091
Money market mutual fund	141	227	147	227
Total	$7,623	$12,273	$9,908	$15,318

The changes in net assets of the Master Trust for the year ended December 31, 2021 consists of the following:

(In thousands)	Plan	Master Trust
Net depreciation in fair value of investments	$(484)	$(811)
Net transfers	(1,801)	(2,234)
Net decrease in assets	(2,285)	(3,045)
Net assets:
Beginning of year	9,908	15,318
End of year	$7,623	$12,273

At December 31, 2021 and 2020, all assets of the Master Trust (Harsco Corporation common stock and money market and mutual funds) are classified within Level 1 of the fair value hierarchy discussed in Note 4, due to the fact that the inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

4.    Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information. Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Investments in mutual funds are primarily valued at net asset value in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants expectations for the Plan's investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement. There have been no significant changes in the valuation methodologies or transfers between levels during the years ended December 31, 2021 and 2020.

At December 31, 2021 and 2020, the Plan's investments that are not included in the Master Trust are Mutual funds and are classified within Level 1 of the fair value hierarchy, due to the fact that the inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

5.    Related-Party and Party in Interest Transactions

Effective June 18, 2021, the Plan's investments are shares of mutual funds managed by Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company, trustee, custodian and recordkeeper for which fees are paid by the Plan. These transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $86 thousand for the period June 18, 2021 to December 31, 2021 and are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Prior to June 18, 2021, the Plan's investments were shares of mutual funds managed by Wells Fargo Bank, N.A, trustee, custodian and recordkeeper for which fees are paid by the Plan. These transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $81 thousand for the period January 1, 2021 to June 17, 2021 and are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Transactions in the Company's common stock also qualify as party in interest transactions. For the year ended December 31, 2021, the Plan purchased, on behalf of participants, $831 thousand and sold $2.5 million of the Company's common stock.

Additionally, notes receivable from participants qualify as party in interest transactions. For the year ended December 31, 2021, the Plan received $75 thousand in interest income on notes receivable from participants.

6.    Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions and loans thereunder, subject to the provisions of ERISA. In the event of Plan termination, the accounts of each affected employee would be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

7.    Tax Status

The IRS has determined and informed the Company by a letter dated July 23, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified, and the related trust is tax-exempt. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE
HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4(i) - FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER - 23-1483991
THREE-DIGIT PLAN NUMBER - 258
	AS OF DECEMBER 31, 2021
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral and par or maturity value	(d) Cost	(e) Current Value (in thousands)
*	Investments in Master Trust	Master Trust	**	$7,623

	Allspring Government MM Fund	Mutual fund	**	13,463
	American Funds EuroPacific Growth R6	Mutual fund	**	7,593
	Blackrock Total Return Instl	Mutual fund	**	4,166
	Dodge & Cox Stock	Mutual fund	**	13,555
	Loomis Sayles Global Bond Instl	Mutual fund	**	483
	Mainstay Large Cap Growth I	Mutual fund	**	29,864
	MassMutual Select Mid Cap Gr Eq II I	Mutual fund	**	4,237
*	Principal Real Estate Securities Inst	Mutual fund	**	4,067
	Neuberger Berman Genesis Instl	Mutual fund	**	8,213
	T. Rowe Price Retirement 2005	Mutual fund	**	337
	T. Rowe Price Retirement 2010	Mutual fund	**	1,760
	T. Rowe Price Retirement 2015	Mutual fund	**	2,665
	T. Rowe Price Retirement 2020	Mutual fund	**	10,111
	T. Rowe Price Retirement 2025	Mutual fund	**	11,583
	T. Rowe Price Retirement 2030	Mutual fund	**	12,508
	T. Rowe Price Retirement 2035	Mutual fund	**	7,691
	T. Rowe Price Retirement 2040	Mutual fund	**	9,517
	T. Rowe Price Retirement 2045	Mutual fund	**	5,444
	T. Rowe Price Retirement 2050	Mutual fund	**	4,482
	T. Rowe Price Retirement 2055	Mutual fund	**	3,484
	T. Rowe Price Retirement 2060	Mutual fund	**	290
	T. Rowe Price Retirement 2065	Mutual fund	**	94
	Vanguard Extended Market Index Fund	Mutual fund	**	1,901
	Vanguard Inflation-Protected Secs Inv	Mutual fund	**	2,558
	Vanguard Institutional Index Instl	Mutual fund	**	22,910
	Vanguard Mid-Cap Value Index Admiral	Mutual fund	**	4,424
	Vanguard Total Bond Market Index Adm	Mutual fund	**	2,650
	Vanguard Total Intl Stock Index Adm	Mutual fund	**	1,314
	Total mutual funds			191,364
*	Notes receivable from participants - Interest at 4.25% to 6.50%, fully secured by vested benefits, due 2022 to 2036	Participant loans	-	1,650
				$200,637
* Party in interest
** Cost information is not presented because investments are participant directed.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

Date	June 23, 2022	/s/Russell C. Hochman
Russell C. Hochman
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Number	Description

23.1	Consent of Caron & Bletzer, PLLC (filed herewith)